Mining Lease and Option to Purchase Agreement

               This Mining Lease and Option to Purchase Agreement (“Agreement”) is made and entered into by and between Diversified Inholdings, LLC, a Nevada limited liability company (“Owner”), and Romarco Minerals U.S. Inc., a Nevada corporation (“Romarco”).

Recitals

               A.           Owner owns the unpatented mining claims collectively known as the Zebra claims situated in Elko County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the “Property”).

               B.           Owner and Romarco are parties to the Confidentiality Agreement dated July 19, 2004, as amended, pursuant to which Owner provided certain information to Romarco in contemplation of a transaction.

               C.           Owner desires to lease the Property to Romarco and to grant to Romarco the option to purchase the Property on the terms and conditions of this Agreement.

               Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.           Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

               1.1            “Area of Interest” means the geographic area within the exterior boundaries of the Property and the lands described in Exhibit A and the map which is part of Exhibit A.

               1.2             “Closing Date” means the date on which Romarco’s purchase of the Property is closed in accordance with Section 5.

               1.3             “Effective Date” means August 1, 2004.

               1.4             “Governmental Regulations” means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

               1.5             “Interest Rate” means LIBOR plus two percent (2%) per annum.

               1.6             “Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

               1.7             “Minerals” means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

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               1.8            “Net Smelter Returns” means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 to the conveyance to be executed and delivered in accordance with Section 5.5.

               1.9             “Option” means the Option granted by Owner to Romarco to purchase the Property.

               1.10            “Owner” means Diversified Inholdings, LLC, a Nevada limited liability company, and its successors and assigns.

               1.11            “Payments” means the payments payable by Romarco in accordance with Section 4.1.

               1.12            “Property” means the unpatented mining claims collectively known as the Zebra claims situated in Elko County, Nevada, plus any additional unpatented mining claims which are made subject to this Agreement in accordance with its terms.

               1.13           “Purchase Price” means the purchase price for the Property described in Section 5.

               1.14            “Romarco” means Romarco Minerals U.S. Inc., a Nevada corporation, and its successors and assigns.

               1.15           “Royalty” means the production royalty payable by Romarco to Owner in accordance with Section 4.2.

2.           Lease and Grant of Rights. Owner leases the Property to Romarco and grants Romarco the rights and privileges described in this Section.

               2.1             Lease. Owner leases the Property to Romarco for the purposes of exploration for Minerals, provided, however, that Romarco shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

               2.2            Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Romarco shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Romarco in its operations on the Property. If Romarco acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Romarco. On termination of this Agreement, except on Romarco’s exercise and closing of the Option, Romarco shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Romarco during the term of this Agreement. If Romarco exercises and closes the Option, Owner shall assign and convey to Romarco all permits and water rights appurtenant to the Property.

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3.           Term. The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. Romarco shall have the right to extend this Agreement for additional one (1) year terms, provided that Romarco has fully performed all of its obligations under this Agreement and is conducting exploration or pre-development activities on the Property on the expiration of the term immediately preceding the extension term. Romarco shall deliver written notice to Owner of Romarco’s intent to extend this Agreement.

4.           Payments.

               4.1            Minimum Advance Royalty Payments. On the dates described below, Romarco shall pay to Owner the sums described below:

Date	Payment Amount
Owner’s execution of this Agreement	$ 5,000.00
First anniversary of the Effective Date	$10,000.00
Second anniversary of the Effective Date	$10,000.00
Third anniversary of the Effective Date	$20,000.00
Fourth anniversary of the Effective Date	$20,000.00
Fifth anniversary of the Effective Date	$30,000.00
Sixth anniversary of the Effective Date	$30,000.00
Seventh and each subsequent anniversary	$40,000.00
of the Effective Date

The cash Payments shall not be credited against the Purchase Price.

The foregoing payments shall be minimum advance Royalty payments and shall be credited cumulatively in favor of Romarco against its obligation to pay the Royalty prescribed in Section 4.2.

               4.2             Production Royalty. Romarco shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property, including any additions to the Property resulting from the parties’ location of unpatented mining claims in the Area of Interest. The Royalty percentage rates are based upon the average monthly price per troy ounce of gold as published by the London Bullion Dealers Association for the month during which gold refined from Minerals from the Property are outturned at the refinery, as follows:

Gold Price per Troy Ounce	Rate
Less than $300	2.0%
$300 or more but less than $400	3.0%
$400 or more	4.0%

Romarco shall have the option to purchase a portion of the Royalty representing two percent (2%) of the Net Smelter Returns, all in accordance with the terms of the conveyance to be

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executed and delivered in accordance with Section 5.5.

               4.3             Method of Payment. Except as otherwise provided in this Agreement, all payments by Romarco to Owner shall be paid by check or wire transfer to an account designated by Owner.

               4.4            Late Charge and Interest. If Romarco does not timely pay any Payment or any other amount payable by Romarco under this Agreement within ten business (10) days after the date on which such payment is due, Romarco shall pay interest on such overdue amount at the greater of the Interest Rate or ten percent (10%). If any Payment or other amount payable by Romarco remains delinquent for a period in excess of thirty (30) days, Romarco shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate.

               4.5            Currency. All sums referred to in this Agreement are in United States currency.

5.           Option. Owner grants to Romarco the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Romarco’s obligations under the conveyance executed and delivered by Owner on the closing of the Option. Romarco may exercise the Option at any time after Romarco commits to commence development of a mine or mining on the Property or completes a positive feasibility study for development or mining on the Property. The Purchase Price for the Property shall be Five Thousand Dollars ($5,000.00) .

               5.1             Notice of Election. If Romarco elects to exercise the Option, Romarco shall deliver written notice to Owner. On Owner’s receipt of Romarco’s notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner’s delivery of the notice.

               5.2            Real Property Transfer Taxes. Romarco shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. The parties acknowledge that there are presently no real property transfer taxes assessed on the transfer of title to unpatented mining claims, including the unpatented mining claims which constitute the Property.

               5.3            Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

               5.4            Payment on Closing. On closing of the Option, Romarco shall pay the Purchase Price to Owner in cash or by wire transfer in accordance with Section 4.3

               5.5            Conveyance on Closing. If Romarco exercises and closes the Option, Owner

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shall execute and deliver to Romarco a conveyance of the Property which contains the reservation of the Royalty and obligates Romarco to make the Payments in the form of Exhibit B attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of Romarco’s obligations under this Agreement which shall survive the closing of the Option. Owner and Romarco shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

               5.6            Effect of Closing. On closing of the Option, Romarco shall own the Property, subject to the Royalty reserved by Owner and Romarco’s obligations stated in the conveyance of the Property.

6.           Compliance With The Law. Romarco shall, at Romarco’s sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Romarco, including but not limited to all exploration and development work performed by Romarco during the term of this Agreement. Romarco shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Romarco shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Romarco’s failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with Romarco in Romarco’s application for governmental licenses, permits and approvals, the costs of which shall be borne by Romarco. Promptly following the Effective Date, Romarco shall apply and diligently prosecute its application for a special use permit for mining operations on the Property.

7.           Work Practices, Data and Reports.

               7.1            Work Practices. Romarco shall work the Property in a miner-like fashion.

               7.2            Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data, including interpretative data, regarding the Property in Romarco’s possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Romarco. On execution of this Agreement, Owner shall allow Romarco to inspect all data, including interpreted data, regarding the Property in Owner’s possession. Romarco shall have the right to make copies of any such data, subject to Romarco’s confidentiality obligations and the obligation to return such data on termination of this Agreement (except on Romarco’s exercise of the Option).

               7.3            Reports. On or before April 1 following each calendar year during which this Agreement is effective, Romarco shall deliver to Owner a comprehensive report, which includes all factual data, of all of Romarco’s activities conducted on the Property for the previous calendar

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year.

8.           Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Exhibit A which is part of this Agreement, and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or Romarco which are partially or wholly in the Area of Interest shall be located in Owner’s name and shall be part of and subject to this Agreement. If a party locates any unpatented mining claims in the Area of Interest, the locator shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment may be recorded by either party.

9.           Liens and Notices of Non-Responsibility. Romarco agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Romarco, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Romarco which may or might become a lien, charge or encumbrance; except that Romarco need not discharge or release any such lien, charge or encumbrance so long as Romarco disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Romarco’s right to post a bond in accordance with the foregoing, if Romarco does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner’s contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney’s fees, shall be payable by Romarco to Owner on demand with interest at the Interest Rate. Notwithstanding the foregoing, Romarco shall have the right to grant a lien and security interest in its leasehold interest under this Agreement for the purpose of obtaining financing for Romarco’s activities on the Property.

10.         Taxes.

               10.1           Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Romarco shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and Romarco, except that neither Owner nor Romarco shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

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               10.2            Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

               10.3            Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Romarco, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

               10.4            Delivery of Tax Notices. If Owner receives tax bills or claims which are Romarco’s responsibility, Owner shall promptly forward them to Romarco for payment.

11.         Insurance and Indemnity.

               11.1            Romarco’s Liability Insurance. Romarco shall, at Romarco’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage, and with a contractual liability endorsement insuring Romarco’s performance of Romarco’s indemnity obligations of this Agreement.

               11.2            Form and Certificates. Such policy shall name Owner as an additional insured and contain a cross-liability and severability endorsement. Romarco’s insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Romarco’s insurance policy shall be provided to Owner before any entry by Romarco or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

               11.3            Waiver of Subrogation. Romarco and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Romarco and in force at the time of such loss or damage.

               11.4            Waiver and Indemnification. Owner shall not be liable to Romarco and Romarco waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Romarco’s business conducted on the Property. Romarco shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any

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activity, work, or things done, permitted or suffered by Romarco or Romarco’s agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Romarco in the performance of any obligation on the part of Romarco to be performed under the terms of this Agreement (all of the foregoing collectively referred to as “General Indemnity Claims”). Romarco agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of Romarco contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

12.         Environmental.

               12.1            Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

               12.2            Romarco Hazardous Material Activities. Romarco shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Romarco’s use of the Property (collectively “Romarco Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Romarco Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Romarco’s employees, partners, agents, invitees, contractors and their subcontractors. Romarco shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Romarco shall cause all Romarco Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Romarco shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Romarco Hazardous Materials Activities, and Romarco shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Romarco Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Romarco to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Romarco shall be solely responsible, at Romarco’s expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Romarco Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Romarco shall cause all Hazardous Materials present at the Property in connection with Romarco Hazardous Materials

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Activities to be safely and securely stored, using double containment. Romarco agrees that neither its use of the Property nor Romarco Hazardous Materials Activities shall result in contamination of the environment.

               12.3            Spills of Hazardous Materials. Romarco shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Romarco Hazardous Materials Activities or Romarco’s use of the Property, including but not limited to any resulting contamination of the environment (collectively “Romarco Contamination”). Romarco further shall promptly notify Owner of any claims of which Romarco becomes aware regarding any actual or alleged Romarco Contamination. Romarco shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Romarco Contamination, in full conformance to Applicable Environmental Laws (collectively the “Romarco Environmental Response Work”). All Romarco Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Romarco shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Romarco Environmental Response Work has been satisfactorily performed and completed. Romarco at its expense shall keep Owner timely informed of Romarco’s progress in responding to any Romarco Contamination, including but not limited to providing Owner with copies, at Romarco’s expense, of all reports, work plans, and communications with governmental regulatory entities.

               12.4            Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Romarco shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Romarco’s use of the Property or in connection with Romarco Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Romarco shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Romarco Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant’s data, findings, and conclusions, a copy of which shall be provided to Owner at Romarco’s expense. If any Romarco Contamination is discovered, Romarco shall immediately initiate Romarco Environmental Response Work as prescribed in this Agreement.

               12.5            Environmental Indemnity. Romarco shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not

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limited to reasonable attorney’s fees, consultant’s fees and other expert’s fees and costs), and damages, which arise from or relate to: (a) Romarco Hazardous Materials Activities; (b) Romarco Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with Romarco’s use of the Property; or (d) a breach of any obligation of Romarco under this Section.

               12.6            Survival. The provisions of this Section shall survive expiration or termination of this Agreement.

13.         Property Maintenance.

               13.1            Claim Maintenance.

                                    13.1.1      Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each succeeding annual assessment work year commencing during the term of this Agreement, and not less than thirty (30) days before the applicable deadline, Romarco shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. Romarco shall deliver to Owner proof of Romarco’s compliance with this Section not less than ten (10) days before the applicable deadline. If Romarco elects to terminate this Agreement more than three (3) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, Romarco shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that there are presently no annual assessment work requirements for the unpatented mining claims which constitute the Property.

                                   13.1.2      Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and not less than thirty (30) days before the applicable deadline (except for the assessment year ending on September 1, 2005), Romarco shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. Romarco shall deliver to Owner proof of Romarco’s compliance with this Section not less than ten (10) days before the applicable deadline. If Romarco elects to terminate this Agreement more than three (3) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year,

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Romarco shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

               13.2             Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Romarco shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

                                    If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.         Relationship of the Parties.

               14.1             No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

               14.2             Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

15.         Inspection. Owner or Owner’s duly authorized representatives shall be permitted to enter on the Property and Romarco’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Romarco’s operations.

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16.         Title. Owner represents that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance and rental fees have been paid properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; and (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

17.         Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

               17.1            Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

               17.2            No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

               17.3            Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

               17.4            Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent’s broker’s or finder’s fee is due in connection with this Agreement.

18.         Termination by Owner. Any failure by Romarco to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner must give Romarco written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Romarco has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Romarco of Owner’s termination of this Agreement. On termination of this Agreement based on Romarco’s default, within ten (10) days after termination Romarco shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

19.         Termination by Romarco. Romarco may at any time terminate this Agreement by giving thirty (30) days advance written notice to Owner. If Romarco terminates this Agreement, Romarco shall perform all obligations and pay all payments which accrue or become due before

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the termination date. On Romarco’s termination of this Agreement, within ten (10) days after termination Romarco shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.         Surrender of Property. On expiration or termination of this Agreement, Romarco shall surrender the Property promptly to Owner and at Romarco’s sole cost shall remove from the Property all of Romarco’s buildings, equipment and structures. Romarco shall reclaim the Property in accordance with all applicable Governmental Regulations. Romarco shall diligently perform reclamation and restoration of the Property such that Romarco’s reclamation and restoration shall be completed before expiration of this Agreement and not later than the date required under any Governmental Regulations.

21.         Data. Within thirty (30) days following termination of this Agreement, Romarco shall deliver to Owner copies of all data regarding the Property in Romarco’s possession at the time of termination which before termination have not been furnished to Owner and, at Owner’s request, Romarco shall deliver to Owner all drilling core, samples and sample splits taken from the Property.

22.         Confidentiality. The data and information, including the terms of this Agreement, coming into a party’s possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Each party agrees to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

23.         Assignment.

               23.1            Romarco’s Assignment. Except as expressly provided in this Agreement, Romarco shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a “Transfer”) all or any part of its interest in this Agreement or the Property, without, in each case, Owner’s prior written consent, which shall not be withheld unreasonably. In determining whether or not to grant or deny consent to Romarco’s proposed assignment, Owner shall have the right to consider: (a) the financial condition and technical capabilities of the proposed assignee; (b) the litigation and operating history of the proposed assignee; and (c) the proposed assignee’s history of compliance with applicable laws, regulations and ordinances relating to the proposed assignee’s mineral exploration and mining activities. Owner shall respond to Romarco’s request for consent to assignment within fifteen (15) business

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days following Owner’s receipt of Romarco’s request, and Owner’s failure to respond during such fifteen (15) day period shall be deemed to be Owner’s consent to the proposed assignment. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

                23.2            Owner’s Assignment. Subject to Romarco’s rights under this Agreement, Owner shall have the right to assign, convey, encumber, or sell all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Romarco's obligations under this Agreement unless and until Owner delivers and Romarco receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Romarco receives Owner's notice and the documents required to be delivered under this Section, Romarco may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Romarco's obligations or diminish Romarco's rights under this Agreement.

24.         Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

25.         Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee’s local time shall be deemed delivered the next day.

If to Owner:	Diversified Inholdings, LLC
PO Box 34089
Reno, Nevada 89533-4089

If to Romarco :	Romarco Minerals U.S. Inc.
80 Bitterbrush Road
Reno, Nevada 89523-9679

Romarco Minerals Inc.
Romarco Minerals Inc.
885 W. Georgia Street
Suite 1500
Vancouver, BC, Canada V6C 3E8

26.         Binding Effect of Obligations. This Agreement shall be binding upon and inure to the

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benefit of the respective parties and their successors or assigns.

27.         Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

28.         Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

29.         Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

30.         Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

31.         Time of Essence. Time is of the essence in the performance of the parties’ obligations under this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Diversified Inholdings, LLC

By
Greg Ekins, Manager

By
Peter Dilles, Manager

Romarco Minerals U.S. Inc.

By
Title:

15

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE	)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on August ______ , 2004, by Greg Ekins as Manager of Diversified Inholdings, LLC.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE	)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on August ______ , 2004, by Peter Dilles as Manager of Diversified Inholdings, LLC.

Notary Public

)
ss.
)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on  August ______ , 2004, by  as  of Romarco Minerals U.S. Inc.

Notary Public

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Mining Lease and Option to Purchase Agreement
Exhibit A
Description of Zebra Property and Area of Interest

Property.

See attached list

Area of Interest.

See attached map

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